SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 29, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated as of December 29, 2008, announcing its filing with the U.S. Securities and Exchange Commission of its annual report on Form 20-F for the year ended September 30, 2008.

News Release / Presseinformation
Infineon Files Annual Report with the SEC
Neubiberg, Germany — December 29, 2008 — Infineon Technologies AG (FSE/NYSE:IFX) has filed its annual report on Form 20-F for the 2008 financial year with the U.S. Securities and Exchange Commission. The report is available at the SEC’s website, www.sec.gov, as well as at the “Investor” section of the company’s website at www.infineon.com. Shareholders of the company may receive a hard copy of the report free of charge upon request to the company’s Investor Relations department by email at investor.relations@infineon.com.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Infineon currently holds a 77.5 percent equity interest in Qimonda AG, a leading supplier of DRAM memory products. Qimonda is separately listed on the New York Stock Exchange under the ticker symbol “QI”.
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
For the Business and Trade Press: INFXX200812.023e

Media Relations Technology:	Name:	Phone:	Email:
Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Kay Laudien Mitch Ahiers Chi Kang David Ong Hirotaka Shiroguchi EU/APAC/USA/CAN	+49 89 234 28481 +1 408 503 2791 +65 6876 3070 +81 3 5745 7340 +49 89 234 26655	kay.laudien@infineon.com mitch.ahiers@infineon.com david.ong@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 29, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer